UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press Release

Paris, April 13, 2009

Mobinil (Egypt): France Telecom requests Orascom Telecom to cease its media attack and comply with the ICC’s award

France Telecom once again requests Orascom Telecom to comply with the arbitration award that the International Chamber of Commerce (ICC) has issued against Orascom Telecom following the legal action it launched in 2007. France Télécom would also like Orascom Telecom to cease its media campaign in order to re-establish a calm environment that is more appropriate for conducting constructive discussions with the Egyptian authorities.

execution timeframe

Given the lack of any clear evidence regarding the removal of the pledge on the Mobinil shares held by Orascom Telecom, the International Chamber of Commerce’s award could not have been executed by April 10, 2009. As of today’s date, Mobinil’s share register shows that these shares are still pledged to Orascom Telecom’s creditor banks. While the arbitration court has not issued a deadline for the execution of this award, it has fixed a penalty of $50,000 per day to be levied against Orascom Telecom from April 10 until the full execution of the award.  On several occasions, France Telecom has sent certificates from its bank confirming the availability of the funds required to transfer the Mobinil holding company’s shares. France Telecom has also offered to establish three-way discussions with Orascom Telecom and its creditor banks with a view to ensuring the rapid removal of the pledge enabling the award’s execution.

next steps

Once Orascom Telecom has complied with the arbitration award, France Télécom is looking to re-establish discussions with the Egyptian authorities in order to make a fair offer to minority and individual shareholders of ECMS.

Lastly, France Telecom, which has held a controlling majority interest in Mobinil since it was founded, would like to restate that it has never sought to withdraw from the partnership. Once the arbitration award has been executed and discussions with the Egyptian authorities re-established, France Telecom will seek the optimum Egyptian partner to pursue the sharp growth of ECMS, the mobile operator.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com press contacts: + 33 1 44 44 93 93

Béatrice Mandine beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 16, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer